September 15, 2009

U.S. Securities and Exchange Commission
Washington, D.C. 20549
c/o Roger Schwall and John Lucas

Atlas Mining Company
Preliminary Schedule 14A
File No. 0-31380
Response to conversations with the staff

Gentlemen:

This letter follows up our telephone conversations of yesterday and in particular my conversation with Mr. Lucas in which he said a decision had been made to review Atlas’ financial statements and that the earliest we could expect comments is next week.

Staff Comment:

Preliminary Schedule 14A

Proposal 3:  Approval of an Amendment to the Idaho Articles to Increase the Number of Authorized Shares of Company Common Stock, page 25

1.           We note your proposal to increase the number of authorized common shares, which will allow you to meet your outstanding obligations to issue common stock, including your obligation pursuant to the 10% PIK-Election Convertible Notes due 2018 (the “PIK Notes”).  Given that shareholders will not have a separate opportunity to vote on the issuance of common shares upon conversion of the PIK Notes, please include the disclosure in Item 13(a) of Schedule 14A, as required by Item 11 and Note A of Schedule 14A.  In the alternative, explain why this disclosure would not be material for an investor’s exercise of prudent judgment, given that the PIK Notes appear to be your most senior outstanding debt.

Company Response

We refer to that part of the comment letter of September 4, 2009 which said:

Given that the shareholders will not have a separate opportunity to vote on the issuance of the common shares on conversion of the PIK Notes, please include the disclosure in Item 13(a) of Schedule 14A, as required by Item 11 and Note A.  In the alternative, explain why the disclosure would not be material for an investor’s exercise of prudent judgment, given that the PIK Notes appear to be your most senior outstanding debt.

When we drafted the proxy statement, we carefully considered Item 13(a) and Note A and we concluded that the financial information required by Item 13(a) was not and is not required.  Our rationale is set forth below.

Instructions to Item 13.

1.
Notwithstanding the provisions of this Item, any or all of the information required by paragraph (a) of this Item not material for the exercise of prudent judgment in regard to the matter to be acted upon may be omitted. In the usual case the information is deemed material to the exercise of prudent judgment where the matter to be acted upon is the authorization or issuance of a material amount of senior securities, but the information is not deemed material where the matter to be acted upon is the authorization or issuance of common stock, otherwise than in an exchange, merger, consolidation, acquisition or similar transaction, the authorization of preferred stock without present intent to issue or the authorization of preferred stock for issuance for cash in an amount constituting fair value.

The instruction definitively states that the information required by paragraph (a) of Item 13 is “not deemed material where the matter to be acted upon is the authorization or issuance of common stock, otherwise than in an exchange, merger, consolidation, acquisition or similar transaction.”   The issuance of shares on conversion of PIK Notes is not “an exchange, merger, consolidation, acquisition” or a “similar transaction” to any of the foregoing so the “otherwise” language is not applicable.  Thus, the information required by paragraph (a) of Item 13 is not material to the authorization of the common stock or to the issuance of the common stock on conversion of the PIK Notes.

We note that the instruction does say that in the “usual case", the information required by paragraph (a) of Item 13 is deemed material “where the matter to be acted upon is the authorization or issuance of a material amount of senior securities.”  However, this instruction is not applicable here.  Shareholders are not being asked to authorize any senior securities and the common stock, if authorized, will not involve the issuance of any senior securities.

Note A to Schedule 14A does not lead to a different conclusion.

Notes:

A.
Where any item calls for information with respect to any matter to be acted upon and such matter involves other matters with respect to which information is called for by other items of this schedule, the information called for by such other items also shall be given. For example, where a solicitation of security holders is for the purpose of approving the authorization of additional securities which are to be used to acquire another specified company, and the registrants' security holders will not have a separate opportunity to vote upon the transaction, the solicitation to authorize the securities is also a solicitation with respect to the acquisition. Under those facts, information required by Items 11, 13 and 14 shall be furnished.

The note is hardly a model of clarity.  The clearest explanation I have found is in Release Nos. 33-6617; 34-22781; IC-14890, Filing Fees for Certain Proxy and Information Filings Tender Offers, Mergers and Similar Transactions.  That release states:

It should be noted that proposed Rule 0-11(c)(1) and (2) would apply to proxy or information statements involving a vote on certain matters, including proxy or information statements involving a vote which indirectly serves as the equivalent of a vote on one of the matters specified. For example, if a proxy statement is filed with respect to as vote to approve the authorization of additional securities which are to be used to acquire another specified company, and the registrant's shareholders will not have a separate opportunity to vote upon the transaction, the vote to authorize the securities is also a vote with respect to the acquisition. The fee called for by Rule 0-11 therefore would be required. n21

n21 This is consistent with the Commission's position on disclosure in such proxy statements, which is reflected in Note A to Schedule 14A.

This language is consistent with Instruction 1 to Item 13(a).  That instruction requires that the financial information required by Item 13(a) be included where the shares to be authorized will be used in a merger or similar transaction.

For the sake of argument, we can concede that a vote on the authorization of additional shares of common stock is equivalent to a vote for the issuance of shares under PIK Notes.  However, to argue that Note A requires disclosure Item 13 financial information in the current situation makes nonsense of the clear language of Instruction 1 to Item 13(a).   The language of the instruction specifically states that (i) the information in 13(a) has to be included where it is material and (ii) the authorization of common stock where there is a plan to issue common stock is not material except in specific circumstances which do not exist here.  To argue that disclosure of 13(a) financial information is required by Note A is in effect to read Instruction 1 out of Item 13 or to make it read  as follows: “the information is not deemed material where the matter to be acted upon is the authorization of common stock but is deemed material where there is any plan for the issuance of common stock, including but not limited to  an exchange, merger, consolidation, acquisition or similar transaction”.

We were willing to include the financial information required by Item 13(a) in response to the staff comment not because we believed that the comment was correct or that disclosure was required.  We were willing to do so because we were under tight time pressure and we did not believe that we were not sure that there was enough time to argue the staff out of its reading of the Instruction 1 to Item 13(a) and Note A to Schedule 14A.

We propose that we be able to delete the information incorporated by reference and that we be cleared to send the proxy statements (recognizing that “cleared” is subject to the acknowledgements below).  If we can come to agreement on that, we can meet our schedule just barely and avoid the expenses of rescheduling the meeting.
_______

In connection with responding to the staff comments, a statement from the Company acknowledging that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United

If you have any questions, please contact me or Sam Haviland at 206.370.5933 or 206.370.8323, respectively.

Very truly yours,

William Gleeson